

Mail Stop 3628

December 23, 2006

By Facsimile (706.738.1966) and U.S. Mail
M. Richard Cutler, Esq.
Cutler Law Group
3206 West Wimbledon Dr.
Augusta, GA 30909

Re: Competitive Technologies, Inc.
Revised Definitive Proxy Statement on Schedule 14A filed December 20, 2006
Soliciting Material filed December 20, 2006 pursuant to Rule 14a-12 by
The Committee to Restore Stockholder Value
File No. 001-08696

Dear Mr. Cutler:

We have reviewed the filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

General

1. We reissue prior comment 2. As we have stated, and as you have noted in your response, Note (b) to Rule 14a-9 requires a "*factual* foundation" (emphasis added) for each statement or assertion of opinion or belief. In addition, the mere characterization of an assertion as an "opinion" does not obviate the need to provide factual support for such assertions. In this regard, we note the following:

    *   The testimony of Mr. Carver, alone, does not provide a *factual* foundation for the reasons you assert Mr. Nano was fired by the Board;

- While you have included detail regarding the "substantial losses" suffered by Competitive Technologies, you have not provided factual support for your assertion that such losses were the result of the current Board's "lack of performance;"
- Your supposed "evidence" of "widespread stockholder dissent" is insufficient support for the assertion; and
- Characterization of your assertions as to why Mr. Nano was "forced out" as a "belief" without providing factual support does not meet the requirements of Rule 14a-9.

Please revise the proxy statement to comply with Note (b) to Rule 14a-9 by either amending to include the omitted supporting information or revising to delete the insupportable statements.

2. We note your response to prior comment 4 and the additional corresponding disclosure on page 5. It is unclear, however, how the Board's decisions to defend legal actions brought against Competitive Technologies demonstrates "wasted Company resources" on "needless," "unnecessary" and "fruitless" litigation. Please advise or revise. In addition, please provide supplemental support for your allegation that Mr. Kiley falsified his resume.

3. We note your response to prior comment 5 and the additional corresponding disclosure. Although you have provided details of Competitive Technologies' financial results during Mr. Nano's tenure and the results subsequent to his termination, you have not provided sufficient factual support of a nexus between Competitive Technologies' performance and the actions of either Mr. Nano or the current Board. If you intend to attribute Competitive Technologies' prior financial performance to "Mr. Nano's leadership," you must provide specific factual support for your assertion that such performance resulted from Mr. Nano's actions. Similarly, you must also provide factual support for your assertions that Competitive Technologies' current financial decline directly resulted from actions taken by the current Board. The fact Competitive Technologies has suffered losses during the tenure of the current Board does not independently support the assertion that the Board has "squandered" shareholder value.

Reasons for the Solicitation, page 4

4. We note your response to prior comment 7 and the additional corresponding disclosure on pages 11-12. It appears you have supplemented your assertions with allegations of insider trading without providing specific factual support for your beliefs as to why Mr. Nano was terminated. Please note that a transcript of testimony, alone, does not constitute *factual* foundation of the related allegations. We thus reissue the prior comment.

5. We note your response to prior comment 8. The additional corresponding disclosure, however, only states that the Company filed a lawsuit against a shareholder. The disclosure does not explain with sufficient detail why you believe such a suit constitutes a waste of resources in the pursuit of "non-productive activities." Please revise accordingly.

The Committee's Plan for Competitive Technologies, page 8

6. We note your response to prior comment 11. Please refer to our comment above regarding your response to prior comment 5 and revise accordingly.

7. We note your response to prior comment 13 and reissue the comment. While licensing revenues may prove profitable for the referenced companies, you have not provided a sufficient nexus between the results of the referenced companies and the specific operations of Competitive Technologies. Note further that your statement in the response that the licensing figures were provided to Mr. Nano, alone, does not provide us with supplemental and verifiable data.

Nominees for Election as Directors, page 10

8. We note your response to prior comment 14 and the additional corresponding disclosure on pages 10 and 11. Please disclose the number of Competitive Technologies shares currently held by Mr. Nano.

9. Revise to indicate, if true, that each of the nominees has consented to being named in the proxy statement. At present, the nominees have only consented to serve if elected. See Rule 14a-4(d)(4) of Regulation 14A.

Proxy Soliciting Materials

10. We note your response to prior comment 20 and remind you that such soliciting materials, and the "rhetorical, argumentative" statements contained therein, are also subject to Rule 14a-9 and require factual support for the assertions made. We thus reissue the comment, as it is unclear as to which "few bullet points" in the revised soliciting materials or which disclosure in the amended proxy statement you are referring to as factual support for your assertions that "conflicts have divided management" and that Competitive Technologies is "out of control."

Closing Information

Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. Because we may have further comments upon receipt of your amendment, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that

M. Richard Cutler, Esq.
Cutler Law Group
December 23, 2006
Page 4

compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

Please direct any questions to me at (202) 551-3636 or, in may absence, to Nicholas Panos, Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Very truly yours,

Adé K. Heyliger
Attorney-Advisor
Office of Mergers & Acquisitions